UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
 (Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

On December 19, 2018, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) held its 2018 Annual General Meeting of Shareholders (the “Annual Meeting”).  At the Annual Meeting, the Company’s shareholders voted on seven proposals, which were described in the notice and proxy statement relating to the Annual Meeting (annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 7, 2018).

Of the seven proposals that were submitted to Taro’s shareholders at the Annual Meeting, all were duly approved by the requisite majority as defined under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended.   The seven proposals presented at the Annual Meeting (and the results with respect to each) were as follows:

1.  Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2019, and the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed in accordance with the volume and nature of their services, by the Company’s Audit Committee (the “ Audit Committee ”) and/or the Board of Directors. (Approved)

2.  Approval of the 2018 compensation policy (“Compensation Policy for Officer Holders”) in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “ Companies Law ”). (Approved)

3.  Re-election to the Board of Directors of each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman (each, as an ordinary/non-External Director as defined in the Companies Law) to serve for a one-year term, until the close of the next annual general meeting of shareholders. (Approved)

4.  Approval that our Chairman of the Board of Directors, Mr. Dilip Shanghvi, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders. (Approved)

5.  Approval that our Director, Mr. Sudhir Valia, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders. (Approved)

6.  Approval of an amended annual salary for Mr. Uday Baldota for his role as Chief Executive Officer (“CEO”) of the Company. (Approved)

7.  Approval that our CEO, Mr. Uday Baldota, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders. (Approved)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 31, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer and Director